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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        -------------------------------

                                  SCHEDULE 13D

                                (RULE 13D - 101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. 6)

                         The Emerging Germany Fund Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   290913102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 3, 1998
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                               Page 1 of 9 Pages


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---------------------                                         -----------------
CUSIP No.:  290913102                 13D                     Page 2 of 9 Pages
---------------------                                         -----------------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                   Bankgesellschaft Berlin AG
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                         (a) [ ]
          OF A GROUP                                                    (b) [ ]
===============================================================================
3         SEC USE ONLY
===============================================================================
4         SOURCE OF FUNDS                                                   WC
===============================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===============================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Federal Republic of Germany
===============================================================================
  NUMBER OF
    SHARES                     SOLE VOTING POWER                      2,154,600
 BENEFICIALLY     =============================================================
    OWNED                      SHARED VOTING POWER                            0
   BY EACH        =============================================================
  REPORTING                    SOLE DISPOSITIVE POWER                 2,154,600
    PERSON        =============================================================
     WITH                      SHARED DISPOSITIVE POWER                       0
===============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED                         2,154,600
          BY EACH REPORTING PERSON
===============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              [ ]
          (11) EXCLUDES CERTAIN SHARES

===============================================================================
13        PERCENT OF CLASS REPRESENTED BY                                 15.4%
          AMOUNT IN ROW (11)
===============================================================================
14        TYPE OF REPORTING PERSON                                           BK

===============================================================================


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This Amendment No. 6 amends and supplements Item 3 and Item 5 of the Schedule
13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of The Emerging Germany Fund Inc. (the "Fund"). In addition, this Amendment No. 6 restates in its entirety Annex A of the Schedule 13D of the Bank. Annex A sets forth the name, business address and principal occupation of each director and executive officer of Bank and the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source and amount of the funds used by the Bank to purchase the 2,154,600 shares of Common Stock reported in Item 5(a) was working capital and aggregated approximately $23,477,739 (exclusive of commissions).

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated March 16, 1998, relating to the 1998 Annual Meeting of Stockholders states that, as of the close of business on March 6, 1998, there were 14,008,334 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 2,154,600 shares of Common Stock, which constitute approximately 15.4% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:

      Date            Number of Shares Purchased          Price Per Share
      ----            --------------------------          ---------------
September 2, 1998              15,700                        $13.0000
September 3, 1998              16,500                         12.5000
September 8, 1998               1,900                         13.0625
September 9, 1998              18,300                         13.5000

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.


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                                   SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 1998                 Bankgesellschaft Berlin AG


                                         By: /s/ Gregory Melville
                                            ---------------------------------
                                             Name: Gregory L. Melville
                                             Title: Asst. Director


                                         By: /s/ Moritz A. Sell
                                            ---------------------------------
                                             Name: Moritz A. Sell
                                             Title:




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                                                                        ANNEX A

                  Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin Federal Republic of Germany.

                         MEMBERS OF THE MANAGING BOARD

Name and Address              Principal Occupation
----------------              --------------------
Dr. Wolfgang Rupf             Speaker of the Managing Board of Bankgesellschaft
                              Berlin AG

Norbert Pawlowski             Member of the Managing Board of Bankgesellschaft
                              Berlin AG

Hans Leukers                  Member of the Managing Board of Bankgesellschaft
                              Berlin AG

Leopold Troebinger            Member of the Managing Board of Bankgesellschaft
                              Berlin AG



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                               EXECUTIVE OFFICERS

Name and Address                    Principal Occupation
----------------                    --------------------
Christian Krueger                   Managing Director of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG          AG
Konzern-Finanzen und Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of German

Willi Boehmer                       Managing Director of Bankgesellschaft Berlin
                                    AG

Peter Koenig                        Managing Director of Bankgesellschaft Berlin
                                    AG

Hans Joachim Bley                   Managing Director of Bankgesellschaft Berlin
                                    AG

Jochen W. Sawahn                    Managing Director of Bankgesellschaft Berlin
                                    AG

Dr. Joachim Preussner               Managing Director of Bankgesellschaft Berlin
                                    AG

Heinrich Honerlage                  Managing Director of Bankgesellschaft Berlin
Konzern-Revision                    AG
Bankgesellschaft Berlin AG
Otto-Braun Str. 90
10249 Berlin
Federal Republic of Germany

Stefan Traegler                     Managing Director of Bankgesellschaft Berlin
Handels Controlling                 AG
Bankgesellschaft Berlin AG
13355 Berlin
Federal Republic of Germany

Artur Fischer                       Managing Director of Bankgesellschaft Berlin
Konzern-Organisation                AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany


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Name and Address                    Principal Occupation
----------------                    --------------------
Helmut Ramthun                      Managing Director of Bankgesellschaft Berlin
Konzern-Organisation                AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack                    Managing Director of Bankgesellschaft Berlin
                                    AG

Wolfgang Stoechel                   Managing Director of Bankgesellschaft Berlin
                                    AG

Heinz-Dieter Gottschalk             Managing Director of Bankgesellschaft Berlin
                                    AG

Jochen Zimmermann                   Managing Director of Bankgesellschaft Berlin
                                    AG

Frank-Michael Boenke                Managing Director of Bankgesellschaft Berlin
                                    AG

Georg-Heinrich Sieveking            Managing Director of Bankgesellschaft Berlin
                                    AG

Hadi Saidi                          Managing Director of Bankgesellschaft Berlin
                                    AG

Gerhard Richter                     Managing Director of Bankgesellschaft Berlin
                                    AG

Zoe Shaw                            Managing Director of Bankgesellschaft Berlin
Asset-Backed Transaktionen          AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Karl-Friedrich Hirschhaeuser    Managing Director of Bankgesellschaft Berlin
                                    AG

Guenter Laubner                     Managing Director of Bankgesellschaft Berlin
                                    AG


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Name and Address                    Principal Occupation
----------------                    --------------------
Mr. David Clark                     General Manager of Bankgesellschaft  Berlin
Bankgesellschaft Berlin AG          AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                     Managing Director of Bankgesellschaft Berlin
                                    AG

Serge Demoliere                     Managing Director of Bankgesellschaft Berlin
                                    AG

Hans-Werner Wilms                   Managing Director of Bankgesellschaft Berlin
                                    AG

Tim Kettemann                       Managing Director of Bankgesellschaft Berlin
                                    AG

Bruno Schmidt-Voss                  Managing Director of Bankgesellschaft Berlin
                                    AG

Cord-Friedrich Koening              Managing Director of Bankgesellschaft Berlin
                                    AG


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               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

                  The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of the Federal Republic of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of the Federal Republic of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.


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